One Belvedere Place
Suite 300
Mill Valley, CA 94941

Phone	415.389.7373
Fax	415.381.1773

VIA EDGAR AND E-MAIL

July 30, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:	William Demarest, Staff Accountant
Isaac Esquivel, Staff Accountant
Office of Real Estate & Construction

Re:	Redwood Trust, Inc.
Response to Comments on:
Form 10-K for the Fiscal Year Ended December 31, 2020
Form 8-K Filed February 26, 2021 and April 28, 2021

File No. 001-13759

Dear Messrs. Demarest and Esquivel,

On behalf of Redwood Trust, Inc. (“Redwood”), I hereby provide the following responses in reply to the Staff’s comment letter dated July 19, 2021 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K (the “2020 Form 10-K”) and Form 8-K (the “April 2021 8-K”). For your convenience, each response is preceded with an italicized recitation of the comment set forth in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Differences between Estimated Total Taxable Income and GAAP Income, page 83

1.

We note your tables that reconcile total taxable income (loss) and total taxable income (loss) on a per share basis to GAAP income (loss) and GAAP income (loss) on a per share basis, respectively, for the years ended December 31, 2020, 2019, and 2018, which appear to be non-GAAP income statements reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us how you considered the guidance in Item 10(e)(1)(i)(A) and the guidance in Questions 102.10 and 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in your presentation.

We believe Redwood’s presentation of total taxable income (loss) and total taxable income (loss) on a per share basis in the 2020 Form 10-K falls outside of the definition of a “non-GAAP financial measure” as defined in Item 10(e)(5) of Regulation S-K, and is therefore not subject to the provisions described in Item 10(e)(1)(i)(A) of Regulation S-K and the cited Compliance and Disclosure Interpretations. Specifically, Item 10(e)(5) states the following:

“[N]on-GAAP financial measures exclude financial measures required to be disclosed by . . . a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.”

Redwood has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). As a REIT, we believe Redwood is subject to the Financial Accounting Standards Board Accounting Standards Codification sections 740-10-50-16 and 974-10-S99 and the related guidance. Under these provisions, Redwood is required to disclose its tax status, including whether Redwood or our stockholders are subject to income taxes on Redwood’s income directly and the tax treatment of distributions paid on a per share basis.

In order for Redwood to qualify as a REIT under the Internal Revenue Code for federal income tax purposes, among other requirements, Redwood is required to distribute to its stockholders at least 90% of its annual REIT taxable income (the “90% Distribution Requirement”). Further, under the federal income tax rules applicable to REITs, the portion of a distribution treated for federal income tax purposes as a dividend rather than a reduction of basis (or, if applicable, capital gain) is generally determined by the amount of REIT taxable income.

Redwood has historically disclosed the amount of its REIT taxable income and total taxable income, which includes its taxable REIT subsidiary income, and which are calculated in accordance with the Internal Revenue Code, as well as dividends paid per share, in order to provide these disclosures related to our REIT tax status, including with respect to our compliance with the 90% Distribution Requirement and the tax treatment (e.g., as dividends vs. reduction of basis) of distributions we pay to our stockholders. Because it directly relates to the amount of dividends that we are required to distribute in order to maintain our REIT status, Redwood views its REIT taxable income and total taxable income—both in the aggregate and on a per-share basis—as material and helpful disclosures for our stockholders and prospective investors.

Moreover, as noted in the 2020 10-K, as a result of differences between GAAP accounting and federal income tax determinations, Redwood’s taxable income can vary significantly from our GAAP income during certain reporting periods. As such, Redwood has elected to provide reconciliations of total taxable income and total taxable income on a per share basis to GAAP income and GAAP income on a per share basis for the benefit of investors, to provide greater transparency with respect to the information used by our management in its financial decision-making, which includes planning for maintaining Redwood’s compliance with the 90% Distribution Requirement. We present these reconciliations because we view them as helpful to investors in evaluating our business and the tax treatment of distributions they may receive, to offer comprehensive tax status disclosures, and to demonstrate our compliance with the Internal Revenue Code’s REIT requirements.

Form 8-K

Exhibit 99.1 Press Release dated April 28, 2021, page 3

2.

We note your discussion of REIT taxable income (estimated) and REIT taxable income per share (estimated), which appear to be non-GAAP measures. Please tell us how you have complied with the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K, including reconciliations to the most directly comparable GAAP financial measures.

As set forth above, we believe Redwood’s presentation of REIT taxable income (loss) (estimated) and REIT taxable income (loss) per share (estimated) in the April 2021 8-K falls outside of the definition of a “non-GAAP financial measure” under Item 10(e)(1)(i) and Regulation G. We present these figures alongside our GAAP net income because we view them as material and helpful to investors in evaluating our business and the tax treatment of dividends they may receive, to offer comprehensive tax status disclosures, and to demonstrate our compliance with the Internal Revenue Code’s REIT requirements.

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Notwithstanding our interpretation that Redwood’s disclosures of REIT taxable income and total taxable income (both in the aggregate and on a per-share basis) fall outside of the definition of a “non-GAAP financial measure” as defined in Item 10(e) of Regulation S-K and Regulation G, Redwood respectfully recognizes that the Staff may conclude otherwise.  If so, at the Staff’s request, Redwood will ensure that its future disclosures of REIT taxable income and total taxable income (both in the aggregate and on a per-share basis) comply with the requirements of Item 10(e) of Regulation S-K and Regulation G applicable to “non-GAAP financial measures.”

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Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3827, by fax at 415-381-1773, or by email at brooke.carillo@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/S/ BROOKE CARILLO
Brooke Carillo
Chief Financial Officer